Exhibit 99.1
Shinhan Financial Group FY2021 Earnings Release Conference

Shinhan Financial Group will be holding its FY2021 Earnings Release Conference on Wednesday, February 9, 2022. The conference will be aired through live streaming on the internet – both PC and mobile. Investors are welcome to participate during the Q&A session, which will follow the presentation.

Details of the Earnings Release Conference are as follows:

Agenda: FY2021 Earnings Release and Q&A

Date: February 9, 2022 (Wednesday)

Time: 15:00 (Seoul Time)

Format: Live streaming on the internet

Language: Korean and English

(Simultaneous translations will be available for English-speaking participants)

To participate in the Conference Call:

Log into Zoom → Join a Meeting → Enter Meeting ID (880 0755 1646) → Enter Password (220209) → Enter your affiliation and name → Join → Click EN button at the bottom of the screen → Click ‘Raise hand’ to request a question

A recording of the business presentation will be available at the following URL:

URL: http://www.shinhangroup.com/en/invest/finance/performance_file.jsp

Our FY2021 Earnings Release presentation material will be available at our website, www.shinhangroup.com, at the time of the web-cast and Q&A session.